UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: July 21, 2004

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated July 21, 2004.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2004	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY SHIPPING CORPORATION
REPORTS RECORD SECOND QUARTER NET INCOME

2nd Quarter Highlights

     Achieved highest ever second quarter net income of $98.5 million
     Generated highest ever cash flow from vessel operations from fixed-rate contract business of $76.0 million
     Completed acquisition of Naviera F. Tapias S.A. on April 30, 2004
     Awarded three long-term charter contracts to export LNG from Qatar
     Completed two-for-one stock split effective May 17, 2004

Nassau, The Bahamas, July 21, 2004 — Teekay Shipping Corporation today reported net income of $98.5 million, or $1.13 per share, for the quarter ended June 30, 2004, compared to net income of $96.9 million, or $1.20 per share, for the quarter ended June 30, 2003. The results for the second quarter of 2004 included an unrealized foreign currency translation loss of $5.2 million, or $0.06 per share, relating to long-term debt denominated in Euros. The results for the second quarter of 2003 included $4.7 million, or $0.06 per share, in write-downs to the carrying value and losses on the sale of certain older vessels. Net voyage revenues(1) for the second quarter of 2004 were $368.9 million compared to $353.1 million for the same period in 2003, and income from vessel operations decreased to $122.1 million from $127.7 million.

The results for the second quarter of 2004 reflect the inclusion of the results from Naviera F. Tapias S.A. (renamed Teekay Shipping Spain S.A.) from May 1, 2004 and an increase in the Company’s existing fixed-rate business, partially offset by the sale of certain older spot vessels over the past 12 months.

Spot tanker rates during the second quarter of 2004 remained strong as Teekay’s spot Aframax fleet averaged $27,567 per calendar-ship day, a slight increase from the average of $27,327 per calendar-ship day for the same period in 2003. However, unlike 2003 when the strength of spot tanker rates in the second quarter was amplified by the temporary disruption of oil supplies from Venezuela, which resulted in an increase in longer-haul West Africa and Middle East oil production, the strong market in 2004 has been primarily the result of fundamental oil demand growth.

Net income for the six months ended June 30, 2004 was $287.6 million, or $3.32 per share, compared to $150.5 million, or $1.86 per share, for the same period last year. The results for the six months ended June 30, 2004 included a $5.2 million, or $0.06 per share unrealized foreign currency translation loss relating to the above-mentioned Euro denominated debt. The results for the six months ended June 30, 2003 included $30.5 million, or $0.38 per share in write-downs to the carrying value of certain older vessels, and a $4.9 million, or $0.06 per share, write-down in the carrying value of certain marketable securities. Net voyage revenues(1) for the six months ended June 30, 2004 were $816.5 million, compared to $566.0 million in the same period last year, while income from vessel operations increased to $330.7 million from $205.4 million.

Expansion of Teekay’s LNG Platform into Qatar

On July 1, 2004, the Company announced that it had been awarded long-term contracts to charter three liquefied natural gas (LNG) carriers to Ras Laffan Liquefied Natural Gas Co. Limited (RasGas II), a joint venture company between Exxon Mobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas II for a period of 20 years (with options to extend up to 35 years), commencing in late 2006 and early 2007. Concurrently, the Company placed orders for three 151,700 m3 LNG carriers from Daewoo Shipbuilding and Marine Engineering Co. Ltd. for approximately $510 million. At this time, these are the largest LNG ships ever ordered. Qatar Gas Transport Company is expected to acquire a 30% interest in the vessels through a joint venture with Teekay.

(1)     Net voyage revenues represents voyage revenues less voyage expenses. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. See the Company’s website at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Operating Results

The following table highlights certain financial information of Teekay’s three main segments, the spot tanker segment, the fixed-rate tanker segment and the Company’s new fixed-rate LNG segment (see the “Teekay Fleet” section of this release for further details:

---------------------------------- ---------------------------------------------------- ----------------------------------------
                                                  Three Months Ended                             Three Months Ended
                                                     June 30, 2004                                  June 30, 2003
                                                      (unaudited)                                    (unaudited)

                                       Spot       Fixed-Rate    Fixed-Rate                              Fixed-Rate
                                      Tanker        Tanker         LNG                   Spot Tanker     Tanker
 (in thousands of U.S. dollars)       Segment      Segment       Segment       Total       Segment       Segment       Total
---------------------------------- ------------ ------------- ------------ ------------ ------------- ------------ -------------

Net voyage revenues                   202,965       158,065        7,884      368,914       222,186      130,898       353,084

Vessel operating expenses              23,752        28,376        1,637       53,765        32,415       23,115        55,530
Time-charter hire expense              60,369        46,205            -      106,574        50,828       42,655        93,483
Depreciation & amortization            25,976        32,493        2,377       60,846        27,800       21,975        49,775

Cash flow from vessel
operations*                           106,523        70,490        5,506      182,519       125,950       56,212       182,162
--------------------------------- ------------ ------------- ------------ ------------ ------------- ------------ -------------

* Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-downs/(gain)loss on sale of vessels. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. See the Company’s website at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Fixed-Rate Tanker Segment

For the quarter ended June 30, 2004, cash flow from vessel operations from the Company’s fixed-rate tanker segment increased to $70.5 million from $56.2 million for the second quarter of 2003, primarily due to the addition of five conventional tankers on charter to ConocoPhillips and the inclusion of Teekay Shipping Spain’s fixed-rate Suezmax tanker results from May 1, 2004.

Fixed-Rate LNG Segment

The acquisition of Tapias established Teekay’s presence in LNG shipping, the fastest growing sector of sea-borne energy transportation. The LNG segment operating results for the second quarter of 2004 consists of Teekay Shipping Spain’s two existing LNG carriers from May 1, 2004, which generated $5.5 million of cash flow from vessel operations. In July 2004, the Company took delivery of a third newbuilding LNG carrier, which commenced service under a 25-year charter contract and a fourth newbuilding LNG carrier is expected to deliver in the fourth quarter of 2004. In addition, the three LNG carriers ordered for the RasGas II project are expected to deliver in late 2006 and early 2007.

Spot Tanker Segment

Cash flow from vessel operations from the Company’s spot tanker segment for the quarter ended June 30, 2004 decreased to $106.5 million from $126.0 million in the second quarter of 2003, primarily due to the sale of a number of older single-hull vessels during the last 12 months, partially offset by newbuilding deliveries and additional in-chartered vessels. On a net basis, these fleet changes reduced the total number of calendar ship days for the spot tanker segment by 691 days in the second quarter of 2004 compared to the second quarter of 2003.

The following table highlights the operating performance of the Company’s spot tanker segment measured in net voyage revenues per calendar-ship-day, or time-charter equivalent (TCE).

---------------------------------------------------------------------------------------------------------------------
                                                   Three Months Ended                      Six Months Ended
                                        June 30, 2004   March 31, 2004  June 30, 2003  June 30, 2004    June 30, 2003
---------------------------------------------------------------------------------------------------------------------
Spot Tanker Segment
    Very Large Crude Carrier Fleet
    Calendar-Ship Days                          273             273            176             546              266
    TCE per calendar-ship-day               $54,788         $71,062        $43,261         $62,925          $55,075

    Suezmax Tanker Fleet
    Calendar-Ship Days                          647             561            612           1,208              612
    TCE per calendar-ship-day               $36,879         $65,018        $45,180         $49,947          $45,180

    Aframax Tanker Fleet
    Calendar-Ship Days                        5,152           5,122          5,597          10,274           10,757
    TCE per calendar-ship-day               $27,567         $40,235        $27,327         $33,883          $28,015

    Oil/Bulk/Ore Fleet
    Calendar-Ship Days                            -             157            646             157            1,366
    TCE per calendar-ship-day                     -         $20,822        $17,209         $20,822          $17,507

    Large Product Tanker Fleet
    Calendar-Ship Days                          503             395            177             898              177
    TCE per calendar-ship-day               $20,332         $27,478        $42,881         $23,476          $42,881

    Small Product Tanker Fleet
    Calendar-Ship Days                          902             847            960           1,749              960
    TCE per calendar-ship-day               $13,188         $13,510        $12,155         $13,344          $12,155

---------------------------------------------------------------------------------------------------------------------

Tanker Market Overview

During the second quarter of 2004, tanker freight rates declined from the near record levels reached in the prior quarter, yet remained at relatively high levels when compared to historical averages due to continued favourable tanker market fundamentals.

Global oil demand, an underlying driver of tanker demand, continued to be strong averaging 80.4 million barrels per day (mb/d) during the second quarter of 2004, a decline of 1.1 mb/d from the previous quarter but 3.9 mb/d higher than the second quarter of 2003. The year-on-year increase in global oil demand during the second quarter of 2004 was attributable mainly to the recovery of the global economy. On July 13, 2004, the International Energy Agency (IEA) raised its forecast for 2004 oil demand to 81.4 mb/d, which represents a 2.5 mb/d, or 3.2% increase over 2003 demand, the highest growth rate in 25 years. For 2005, the IEA forecasts a further increase in oil demand of 1.8 mb/d, or 2.2% over 2004, to 83.2 mb/d.

Global oil supply grew by 0.1 mb/d to 81.9 mb/d in the second quarter of 2004 compared with the first quarter of 2004. OPEC production rose by 0.2 mb/d due to increased output from Saudi Arabia while non-OPEC production levels declined by 0.1 mb/d as a result of a decrease in North American and European output. At its June 3, 2004 meeting, OPEC raised its production quota by 2.0 mb/d to 25.5 mb/d, effective on July 1, 2004 in a bid to meet strong global oil demand. On July 15, 2004, OPEC announced that it would raise its output quota by a further 0.5 mb/d, effective on August 1, 2004.

The size of the world tanker fleet increased to 324.0 million deadweight tonnes (mdwt) as of June 30, 2004, up 0.8% from the end of the previous quarter. Deletions totaled 2.8 mdwt in the second quarter of 2004 down from 4.1 mdwt in the previous quarter. Deliveries of tanker newbuildings during the second quarter of 2004 totaled 5.6 mdwt compared to the 8.5 mdwt in the previous quarter.

As of June 30, 2004, the world tanker orderbook stood at 84.9 mdwt, representing 26.2% of the total world tanker fleet compared to 81.6 mdwt or 25.4% at the end of the previous quarter.

Teekay Fleet

As at July 1, 2004, Teekay’s fleet (excluding vessels managed for third parties) consisted of 168 vessels, including 51 chartered-in vessels and 20 newbuildings on order. During the second quarter, the Company took delivery of three newbuildings: the EVEREST SPIRIT (Aframax tanker) and the AXEL SPIRIT (Aframax tanker) which will trade in the spot market; and the NORDIC RIO (Suezmax tanker) which completed its conversion to a shuttle tanker and commenced on long-term charter to Petrobras Transporte S.A.

The following table summarizes the Teekay fleet as at July 1, 2004 (incorporating the three LNG vessels ordered as part of the RasGas II contracts):

----------------------------------------------------------------------------------------------------------------------------
                                                                              Number of Vessels (1)
                                                     -----------------------------------------------------------------------
                                                                 Owned       Chartered-in      Newbuildings on     Total
                                                                Vessels         Vessels            Order
----------------------------------------------------------------------------------------------------------------------------
  Spot Tanker Segment:
        Very Large Crude Carriers                                  1                2                 -              3
        Suezmax Tankers                                            4                5                 1             10
        Aframax Tankers                                           44               14                 7             65
        Large Product Tankers                                      -                6                 3              9
        Small Product Tankers                                      -               10                 -             10
----------------------------------------------------------------------------------------------------------------------------
        Total Spot Tanker Segment                                 49               37                11             97
----------------------------------------------------------------------------------------------------------------------------

  Fixed-Rate Tanker Segment:
        Shuttle Tankers (2)                                       30               13                 -             43
        Conventional Tankers                                      11                -                 4             15
        Floating Storage & Offtake (FSO) Units (3)                 4                -                 -              4
        LPG / Methanol Carriers                                    1                1                 -              2
----------------------------------------------------------------------------------------------------------------------------
        Total Fixed-Rate Tanker Segment                           46               14                 4             64
----------------------------------------------------------------------------------------------------------------------------

  Fixed-Rate LNG Segment                                           2                -                 5              7
----------------------------------------------------------------------------------------------------------------------------
  Total                                                           97               51                20            168
============================================================================================================================

                 (1)     Does not include vessels managed on behalf of third parties
                 (2)     Includes seven shuttle tankers of which the Company’s ownership interests range from 50% to 70.25%.
                 (3)     Includes one FSO unit in which the Company’s ownership interest is 89%

During the second quarter, as part of its ongoing fleet renewal program, the Company entered into agreements to sell four of its single-hull vessels: the MUSASHI SPIRIT (1993-built VLCC), the PACIFIC SPIRIT (1988-built Aframax tanker), the SHILLA SPIRIT (1990-built Aframax tanker), and the ULSAN SPIRIT (1990-built Aframax tanker) for total gross proceeds of approximately $102 million. These vessels are expected to deliver to the buyers during the third quarter, at which time the Company expects to record a gain of approximately $25 million on the sale of the vessels. In addition, in July 2004 the Company took delivery of two newbuildings: the ESTHER SPIRIT (Aframax tanker) which entered the spot tanker fleet and the GALICIA SPIRIT (LNG carrier), acquired as part of the Tapias transaction, which commenced service under a 25-year fixed-rate charter contract to Union Fenosa Gas S.A.

Liquidity and Capital Expenditures

As at June 30, 2004, the Company had total liquidity of $540.8 million, comprising $215.7 million in cash and cash equivalents and $321.1 million in undrawn medium-term revolving credit facilities.

As at July 1, 2004, including the RasGas II LNG newbuildings, the Company had approximately $1,132 million in remaining capital commitments relating to its 20 newbuildings on order. Of this, approximately $312 million was due during the second half of 2004, $378 million in 2005, $250 million in 2006 and $192 million due in 2007 and early 2008. For the remaining capital commitments, long-term financing arrangements totaling approximately $897 million exist for 15 of the 20 newbuildings on order.

Sale of A/S Dampskibsselskabet TORM Shares

On July 16, 2004, the Company announced that it had sold its 16 percent stake in A/S Dampskibsselskabet TORM (TORM), acquired in July 2003 for a total cost of $37.3 million, for total proceeds of approximately $130.2 million. The Company has recognized a gain on sale of $2.2 million in the second quarter of 2004 and will recognize an additional gain of approximately $88 million in the third quarter of 2004, representing a total return of over 250% (including $5.7 million in dividends received in the second quarter of 2004).

About Teekay

Teekay Shipping Corporation transports more than 10 percent of the world’s sea-borne oil and is also expanding its position in the rapidly growing liquefied natural gas shipping sector. With a fleet of over 160 tankers, offices in 14 countries and approximately 5,500 seagoing and shore-based employees, the Company provides a uniquely-wide range of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position in the global energy industry as the premier marine midstream company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

Earnings Conference Call

The Company plans to host a conference call at 11:00 a.m. EDT (8:00 a.m. PDT) on July 22, 2004, to discuss the results for the quarter. All shareholders and interested parties are invited to listen to the live conference call and view the Company’s earnings presentation through the Company’s web site at www.teekay.com. The presentation will be available on the web site prior to the conference call. A recording of the call will be available until July 29, 2004 by dialing (719) 457-0820, access code 516648, or via the Company’s web site until August 22, 2004.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

For other Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

Web site: www.teekay.com

------------------------------------------------------------------------------------------------------------------------
                                                   TEEKAY SHIPPING CORPORATION
                                             SUMMARY CONSOLIDATED STATEMENTS OF INCOME
                                  (in thousands of U.S. dollars, except share and per share data)
------------------------------------------------------------------------------------------------------------------------

                                                          Three Months Ended                           Six Months Ended
                                              June 30,         March 31,         June 30,          June 30,          June 30,
                                                2004              2004              2003             2004              2003
                                            (unaudited)      (unaudited)       (unaudited)       (unaudited)      (unaudited)

VOYAGE REVENUES                                477,622          551,451           462,271         1,029,073          744,503
--------------------------------------- ---------------- ----------------- ----------------- ---------------- -----------------

OPERATING EXPENSES
Voyage expenses                                108,708          103,884           109,187           212,592          178,521
Vessel operating expenses                       53,765           48,912            55,530           102,677           98,176
Time-charter hire expense                      106,574          108,665            93,483           215,239          106,394
Depreciation and amortization                   60,846           53,614            49,775           114,460           88,905
General and administrative                      25,816           27,625            20,597            53,441           35,324
Vessel write-downs/(gain) loss on sale
   of vessels                                     (450)            (603)            4,711            (1,053)          30,498
Restructuring charge                               240              762             1,312             1,002            1,312
--------------------------------------- ---------------- ----------------- ----------------- ---------------- -----------------
                                               355,499          342,859           334,595           698,358          539,130
--------------------------------------- ---------------- ----------------- ----------------- ---------------- -----------------
Income from vessel operations                  122,123          208,592           127,676           330,715          205,373
--------------------------------------- ---------------- ----------------- ----------------- ---------------- -----------------

OTHER ITEMS
Interest expense                               (30,672)         (21,563)          (21,700)          (52,235)         (36,086)
Interest income                                  4,883            1,254             1,287             6,137            2,133
Income tax expense                              (6,086)          (2,149)          (13,864)           (8,235)         (17,186)
Equity income from joint ventures                3,288            1,836             1,611             5,124            2,396
Other - net                                      5,007            1,039             1,865             6,046           (6,176)
--------------------------------------- ---------------- ----------------- ----------------- ---------------- -----------------
                                               (23,580)         (19,583)          (30,801)          (43,163)         (54,919)
--------------------------------------- ---------------- ----------------- ----------------- ---------------- -----------------
Net income                                      98,543          189,009            96,875           287,552          150,454
======================================= ================ ================= ================= ================ =================
Earnings per common share
    -   Basic                                    $1.19            $2.32             $1.22             $3.50            $1.89
    -   Diluted                                  $1.13            $2.18             $1.20             $3.32            $1.86
--------------------------------------- ---------------- ----------------- ----------------- ---------------- -----------------
Weighted-average number of common
shares outstanding
-       Basic                               82,603,379       81,620,792        79,651,592        82,112,086       79,566,668
-       Diluted *                           87,340,951       86,522,164        81,045,440        86,697,235       80,911,462
======================================= ================ ================= ================= ================ =================

*Reflects the effect of outstanding stock options and the $143.75 million mandatory convertible preferred PEPS units, computed using the treasury stock method

------------------------------------------------------------------------------------------------------------------------
                                                  TEEKAY SHIPPING CORPORATION
                                              SUMMARY CONSOLIDATED BALANCE SHEETS
                                                 (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                           As at June 30,           As at December 31,
                                                                               2004                       2003
                                                                           (unaudited)
ASSETS
Cash and cash equivalents                                                     215,743                   292,284
Other current assets                                                          242,557                   188,249
Restricted cash - current                                                      77,120                         -
Restricted cash - long-term                                                   318,339                         -
Marketable securities - long-term                                             139,654                    95,511
Vessels and equipment                                                       3,184,503                 2,424,204
Advances on newbuilding contracts                                             321,130                   150,656
Other assets                                                                  203,874                   187,798
Intangible assets                                                             293,968                   118,588
Goodwill                                                                      179,303                   130,754
-------------------------------------------------------------------- ------------------------- -------------------------
Total Assets                                                                5,176,191                 3,588,044
==================================================================== ========================= =========================
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued liabilities                                      148,262                   171,411
Current portion of long-term debt                                             213,000                   103,221
Long-term debt                                                              2,605,789                 1,533,537
Other long-term liabilities                                                   211,637                   112,726
Minority interest                                                              14,179                    15,322
Stockholders' equity                                                        1,983,324                 1,651,827
-------------------------------------------------------------------- ------------------------- -------------------------
Total Liabilities and Stockholders' Equity                                  5,176,191                 3,588,044
==================================================================== ========================= =========================

------------------------------------------------------------------------------------------------------------------------
                                                  TEEKAY SHIPPING CORPORATION
                                          SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                 (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------

                                                                                     Six Months Ended
                                                                                          June 30,
                                                                               2004                      2003
                                                                           (unaudited)               (unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
-------------------------------------------------------------------- ------------------------- -------------------------
Net cash flow from operating activities                                       390,052                   260,698
-------------------------------------------------------------------- ------------------------- -------------------------
FINANCING ACTIVITIES
Net proceeds from long-term debt                                              874,236                 1,496,499
Scheduled repayments of long-term debt                                        (76,662)                  (37,203)
Prepayments of long-term debt                                                (704,170)                 (945,000)
Other                                                                           1,214                   (10,691)
-------------------------------------------------------------------- ------------------------- -------------------------
Net cash flow from financing activities                                        94,618                   503,605
-------------------------------------------------------------------- ------------------------- -------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                                       (257,588)                 (115,657)
Expenditures for the purchase of Naviera F. Tapias S.A.                      (286,112)                        -
Expenditures for the purchase of Navion ASA                                         -                  (703,590)
Proceeds from disposition of assets                                             8,806                    42,615
Other                                                                         (26,317)                   20,903
-------------------------------------------------------------------- ------------------------- -------------------------
Net cash flow from investing activities                                      (561,211)                 (755,729)
-------------------------------------------------------------------- ------------------------- -------------------------
(Decrease) increase in cash and cash equivalents                              (76,541)                    8,574
Cash and cash equivalents, beginning of the period                            292,284                   284,625
-------------------------------------------------------------------- ------------------------- -------------------------
Cash and cash equivalents, end of the period                                  215,743                   293,199
==================================================================== ========================= =========================

------------------------------------------------------------------------------------------------------------------------
                                                  TEEKAY SHIPPING CORPORATION
                                             APPENDIX A — SUPPLEMENTAL INFORMATION
                                                 (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                              Three Months Ended June 30, 2004
                                                                        (unaudited)

                                           Spot Tanker       Fixed-Rate Tanker       Fixed-Rate
                                            Segment               Segment            LNG Segment               Total
---------------------------------- ------------------------ --------------------- -------------------- -------------------
Net voyage revenues                         202,965               158,065                7,884              368,914
Vessel operating expenses                    23,752                28,376                1,637               53,765
Time-charter hire expense                    60,369                46,205                    -              106,574
Depreciation and amortization                25,976                32,493                2,377               60,846
General and administrative                   12,081                12,994                  741               25,816
Vessel write-downs/(gain) loss
   on sale of vessels                          (450)                    -                    -                 (450)
Restructuring charge                            240                     -                    -                  240
---------------------------------- ------------------------ --------------------- -------------------- -------------------
Income from vessel operations                80,997                37,997                3,129              122,123
================================== ======================== ===================== ==================== ===================

                                                             Three Months Ended March 31, 2004
                                                                        (unaudited)

                                           Spot Tanker       Fixed-Rate Tanker       Fixed-Rate
                                            Segment               Segment            LNG Segment               Total
---------------------------------- ------------------------ --------------------- -------------------- -------------------
Net voyage revenues                         288,081               159,486                    -              447,567
Vessel operating expenses                    23,453                25,459                    -               48,912
Time-charter hire expense                    59,555                49,110                    -              108,665
Depreciation and amortization                24,886                28,728                    -               53,614
General and administrative                   13,018                14,607                    -               27,625
Vessel write-downs/(gain) loss
   on sale of vessels                          (603)                    -                    -                 (603)
Restructuring charge                            762                     -                    -                  762
---------------------------------- ------------------------ --------------------- -------------------- -------------------
Income from vessel operations               167,010                41,582                    -              208,592
================================== ======================== ===================== ==================== ===================

                                                              Three Months Ended June 30, 2003
                                                                        (unaudited)

                                           Spot Tanker       Fixed-Rate Tanker       Fixed-Rate
                                            Segment               Segment            LNG Segment               Total
---------------------------------- ------------------------ --------------------- -------------------- -------------------
Net voyage revenues                         222,186               130,898                    -              353,084
Vessel operating expenses                    32,415                23,115                    -               55,530
Time-charter hire expense                    50,828                42,655                    -               93,483
Depreciation and amortization                27,800                21,975                    -               49,775
General and administrative                   12,993                 7,604                    -               20,597
Vessel write-downs/(gain) loss
   on sale of vessels                         4,711                     -                    -                4,711
Restructuring charge                              -                 1,312                    -                1,312
---------------------------------- ------------------------ --------------------- -------------------- -------------------
Income from vessel operations                93,439                34,237                    -              127,676
================================== ======================== ===================== ==================== ===================

------------------------------------------------------------------------------------------------------------------------
                                                  TEEKAY SHIPPING CORPORATION
                                             APPENDIX A — SUPPLEMENTAL INFORMATION CONTINUED
                                                 (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------

                                                               Six Months Ended June 30, 2004
                                                                        (unaudited)

                                           Spot Tanker       Fixed-Rate Tanker       Fixed-Rate
                                            Segment               Segment            LNG Segment               Total
---------------------------------- ------------------------ --------------------- -------------------- -------------------
Net voyage revenues                         491,046               317,551                7,884              816,481
Vessel operating expenses                    47,205                53,835                1,637              102,677
Time-charter hire expense                   119,924                95,315                    -              215,239
Depreciation and amortization                50,862                61,221                2,377              114,460
General and administrative                   25,099                27,601                  741               53,441
Vessel write-downs/(gain) loss
   on sale of vessels                        (1,053)                    -                    -               (1,053)
Restructuring charge                          1,002                     -                    -                1,002
---------------------------------- ------------------------ --------------------- -------------------- -------------------
Income from vessel operations               248,007                79,579                3,129              330,715
================================== ======================== ===================== ==================== ===================

                                                               Six Months Ended June 30, 2003
                                                                        (unaudited)

                                           Spot Tanker       Fixed-Rate Tanker       Fixed-Rate
                                            Segment               Segment            LNG Segment               Total
---------------------------------- ------------------------ --------------------- -------------------- -------------------
Net voyage revenues                         395,654               170,328                    -              565,982
Vessel operating expenses                    64,028                34,148                    -               98,176
Time-charter hire expense                    63,739                42,655                    -              106,394
Depreciation and amortization                54,667                34,238                    -               88,905
General and administrative                   24,582                10,742                    -               35,324
Vessel write-downs/(gain) loss
   on sale of vessels                        30,498                     -                    -               30,498
Restructuring charge                              -                 1,312                    -                1,312
---------------------------------- ------------------------ --------------------- -------------------- -------------------
Income from vessel operations               158,140                47,233                    -              205,373
================================== ======================== ===================== ==================== ===================

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding the Company’s future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; newbuilding delivery dates and the commencement of service under long-term contracts; Qatar Gas Transport Company’s ownership interest in the RasGas II LNG vessels; the growth prospects of the LNG shipping sector; the Company’s future capital expenditure commitments and the financing requirements for such commitments; and the gain in the third quarter of 2004 relating to the sale of the Company’s 16% ownership in TORM and four of its single-hull vessels. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil; the potential inability of Teekay to integrate Tapias successfully; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; shipyard production delays; the Company’s future capital expenditure requirements; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2003. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

------------------------------------------------------------------------------------------------------------------------
                                                  TEEKAY SHIPPING CORPORATION
                                APPENDIX B — RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
                                                 (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------

                                                              Three Months Ended June 30, 2004
                                                                        (unaudited)

                                           Spot Tanker       Fixed-Rate Tanker       Fixed-Rate
                                            Segment               Segment            LNG Segment               Total
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Income from vessel operations                80,997                37,997                3,129                 122,123
Depreciation and amortization                25,976                32,493                2,377                  60,846
Vessel write-downs/(gain) loss
on sale of vessels                             (450)                    -                    -                    (450)
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Cash flow from vessel
operations (1)                              106,523                70,490                5,506                 182,519
================================== ======================== ===================== ==================== ===================

                                                             Three Months Ended June 30, 2003
                                                                        (unaudited)

                                           Spot Tanker       Fixed-Rate Tanker       Fixed-Rate
                                            Segment               Segment            LNG Segment               Total
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Income from vessel operations                93,439                34,237                    -                 127,676
Depreciation and amortization                27,800                21,975                    -                  49,775
Vessel write-downs/(gain) loss
on sale of vessels                            4,711                     -                    -                   4,711
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Cash flow from vessel
operations (1)                              125,950                56,212                    -                 182,162
================================== ======================== ===================== ==================== ===================
(1)	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-down/gain (loss) on sale of vessels. Cash flow from vessel operations is included because certain investors use this data to measure a company’s financial performance. Cash flow from vessel operations is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

------------------------------------------------------------------------------------------------------------------------
                                                  TEEKAY SHIPPING CORPORATION
                                APPENDIX B — RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
                                                           CONTINUED
                                                 (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                              Three Months Ended June 30, 2004
                                                                        (unaudited)

                                           Spot Tanker       Fixed-Rate Tanker       Fixed-Rate
                                            Segment               Segment            LNG Segment               Total
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Voyage revenues                           290,688                  178,935               7,999                477,622
Voyage expenses                            87,723                   20,870                 115                108,708
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Net voyage revenues (2)                   202,965                  158,065               7,884                368,914
================================== ======================== ===================== ==================== ===================

                                                             Three Months Ended March 31, 2004
                                                                        (unaudited)

                                           Spot Tanker       Fixed-Rate Tanker       Fixed-Rate
                                            Segment               Segment            LNG Segment               Total
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Voyage revenues                           375,856                  175,595                   -                551,451
Voyage expenses                            87,775                   16,109                   -                103,884
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Net voyage revenues (2)                   288,081                  159,486                   -                447,567
================================== ======================== ===================== ==================== ===================

                                                              Three Months Ended June 30, 2003
                                                                        (unaudited)

                                           Spot Tanker       Fixed-Rate Tanker       Fixed-Rate
                                            Segment               Segment            LNG Segment               Total
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Voyage revenues                           314,366                  147,905                   -                462,271
Voyage expenses                            92,180                   17,007                   -                109,187
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Net voyage revenues (2)                   222,186                  130,898                   -                353,084
================================== ======================== ===================== ==================== ===================
(2)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to voyage revenues or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.